

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2014

Via E-mail

Michael T. Cartwright
Chairman and Chief Executive Officer
AAC Holdings, Inc.
115 East Park Drive, Second Floor
Brentwood, TN 37027

> **Re:** **AAC Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 11, 2014**
> **File No. 333-197383**

Dear Mr. Cartwright:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Use of Proceeds, page 36

1.   It remains unclear from your response to comment 1 in our letter dated July 3, 2014 whether you have existing plans for the balance of the proceeds. We note the statement that the uses may vary. Please describe clearly your current specific planned uses for the proceeds and the contingencies that would result in a change of use. To the extent you do not have any current specific plans for the proceeds please state that clearly and explain the principal reasons for the offering.

Capitalization, page 38

2.   We note AAC common stock of 2,942,845 shares issued as of March 31, 2014 disclosed here is not consistent with such disclosures of 2,919,640 shares issued presented on page F-46. Please revise or advise.

Management's Discussion and Analysis of financial condition and Results of Operations, page 58

3.   Please reconcile your response to comment 4 in our July 3, 2014 letter with the information in the section 5(d) materials provided by you.

Consolidation of VIEs, page 80

4.   We note your disclosure that "the Professional Groups will pay AAC Holdings a management fee of 20% of collected revenues after the Professional Groups make payments for certain operating expenses as set forth in the management services agreements." Please clarify the "certain operating expenses" that the Professional Groups will pay prior to determining the 20% of collected revenues.

5.   Please tell us when you intend to enter into agreements with the professional groups and update your disclosure accordingly. Also, at that time, please file the complete agreements or the schedule required by Instruction 2 to Item 601 of Regulation S-K, as applicable.

6.   Please revise to describe the material terms of the professional services agreements between the applicable treatment facility and each of the Professional Groups. We note that you intend to complete the professional services agreements prior to the completion of this offering. Please tell us when you intend to enter into these agreements and update your disclosure accordingly. Please file the professional services agreements as an exhibit to the registration statement or advise us why the agreements are not required to be filed.

Description of Capital Stock, page 133

7.   We note your disclosure here that you had 9,975,885 shares of common stock outstanding as of June 30, 2014. Considering several transactions and issuances of common stock, please provide us with a detailed schedule of the Holdings' shares issued and outstanding since inception and show us how Holdings' shares issued and outstanding as of June 30, 2014 were derived. Reconcile shares issued and outstanding as of June 30, 2014 to such amounts disclosed on pages 38 and 40. Revise your disclosures as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jamie Kessel at (202) 551-3727 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director

cc (via email): Howard Lamar III, Esq.